SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

65345M 108

(CUSIP Number)

Donald A. Sullivan

2550 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(781) 622-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Greylock Discovery Fund LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,490 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,490 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,490 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.01% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of 8,490 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held directly by Greylock Discovery Fund LLC. The rights of the holders of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Greylock XIII Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC and AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 18,879,878 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 18,879,878 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,879,878 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.95% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of 18,871,388 shares of Class B Common Stock of the Issuer held directly by Greylock XIII Limited Partnership and 8,490 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund LLC. Greylock XIII Limited Partnership is the majority member of Greylock Discovery Fund LLC and may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Greylock XIII-A Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,698,985 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,698,985 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,698,985 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.09% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of 1,698,985 shares of Class B Common Stock of the Issuer held directly by Greylock XIII-A Limited Partnership. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Greylock XIII GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 20,578,863 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 20,578,863 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,578,863 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.82% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership and 8,490 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund LLC. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership and Greylock Discovery Fund LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Greylock Discovery Fund II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 14,661 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 14,661 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,661 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.01% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of 14,661 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund II LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Greylock XIV GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 14,661 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 14,661 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,661 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.01% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of 14,661 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund II LLC. Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership, the majority member of Greylock Discovery Fund II LLC, and may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund II LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Greylock 16 Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,943,364 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,943,364 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,943,364 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.83% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Consists of 8,943,364 shares of Class A Common Stock of the Issuer held directly by Greylock 16 Limited Partnership.
(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on August 9, 2022).

(1)	Name of Reporting Persons: Greylock 16-A Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 317,987 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 317,987 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 317,987 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.21% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Consists of 317,987 shares of Class A Common Stock of the Issuer held directly by Greylock 16-A Limited Partnership.
(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on August 9, 2022).

(1)	Name of Reporting Persons: Greylock 16 Principals Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 675,721 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 675,721 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 675,721 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.44% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Consists of 675,721 shares of Class A Common Stock of the Issuer held directly by Greylock 16 Principals Limited Partnership.
(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on August 9, 2022).

(1)	Name of Reporting Persons: Greylock 16 GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,937,072 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,937,072 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,937,072 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.47% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of 8,943,364 shares of Class A Common Stock held directly by Greylock 16 Limited Partnership, 317,987 shares of Class A Common Stock held directly by Greylock 16-A Limited Partnership and 675,721 shares of Class A Common Stock of the Issuer held directly by Greylock 16 Principals Limited Partnership. Greylock 16 GP LLC is the general partner of Greylock 16 Limited Partnership, Greylock 16-A Limited Partnership and Greylock Principals 16 Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock 16 Limited Partnership, Greylock 16-A Limited Partnership and Greylock Principals 16 Limited Partnership.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on August 9, 2022).

(1)	Name of Reporting Persons: William W. Helman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 20,593,524 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 20,593,524 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,593,524 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.83% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Consists of 8,490 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund LLC, 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, and 14,661 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund II LLC. Mr. Helman, as a managing member of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund LLC, Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership and Greylock Discovery Fund II LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Aneel Bhusri
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 20,593,524 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 20,593,524 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,593,524 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.83% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Consists of 8,490 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund LLC, 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, and 14,661 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund II LLC. Mr. Bhusri, as a managing member of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund LLC, Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership and Greylock Discovery Fund II LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Donald A. Sullivan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 20,593,524 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 20,593,524 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,593,524 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.83% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Consists of 8,490 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund LLC, 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, and 14,661 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund II LLC. Mr. Sullivan, as a managing member of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund LLC, Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership and Greylock Discovery Fund II LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: David Sze
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 20,593,524 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 20,593,524 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,593,524 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.83% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Consists of 8,490 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund LLC, 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, and 14,661 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund II LLC. Mr. Sze, as a managing member of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund LLC, Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership and Greylock Discovery Fund II LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Reid Hoffman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 14,661 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 14,661 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,661 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.01% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Consists of 14,661 shares of Class B Common Stock of the Issuer held directly by Greylock Discovery Fund II LLC. Mr. Hoffman, as a managing member of Greylock XIV GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund II LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Person on November 15, 2021, with respect to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Nextdoor Holdings, Inc. (the “Issuer”). The Issuer also has Class B common stock, $0.0001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), issued and outstanding, which stock is convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and automatically upon the occurrence of certain events described in the Issuer’s certificate of incorporation. The address of the principal executive offices of the Issuer is 420 Taylor Street, San Francisco, California 94102. Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 6 of this statement is incorporated by reference into this Item 3.

As described in Item 6 of this Statement, 20,593,524 of the securities reported on this Statement reflect the consummation of the Merger (as defined below) contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

9,937,072 of the securities reported on this Statement were purchased for an aggregate of approximately $32,181,592.07, using funds from working capital.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 153,514,732 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

Greylock Discovery Fund directly owns 8,490 shares of Class B Common Stock, which represents approximately 0.01% of the outstanding Common Stock.

Greylock XIII Limited Partnership owns 18,879,878 shares of Class B Common Stock, consisting of (i) 8,490 shares of Class B Common Stock held directly by Greylock Discovery Fund and (ii) 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, which represents approximately 10.95% of the outstanding Common Stock. Greylock XIII Limited Partnership is the majority member of Greylock Discovery Fund LLC and may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund LLC.

Greylock XIII-A Limited Partnership directly owns 1,698,985 shares of Class B Common Stock, which represents approximately 1.09% of the outstanding Common Stock.

Greylock XIII GP LLC owns 20,578,863 shares of Class B Common Stock, consisting of (i) 8,490 shares of Class B Common Stock held directly by Greylock Discovery Fund, (ii) 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and (iii) 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, which represents approximately 11.82% of the outstanding Common Stock. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund LLC, Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

Greylock Discovery Fund II directly owns 14,661 shares of Class B Common Stock, which represents approximately 0.01% of the outstanding Common Stock.

Greylock XIV GP LLC owns 14,661 shares of Class B Common Stock, consisting of 14,661 shares of Class B Common Stock held directly by Greylock Discovery Fund II LLC, which represents approximately 0.01% of the outstanding Common Stock. Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership, the majority member of Greylock Discovery Fund II LLC, and may be deemed to beneficially own the shares of stock held directly by Greylock Discovery Fund II LLC.

Mr. Helman, as a managing member of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own 8,490 shares of Class B Common Stock held directly by Greylock Discovery Fund LLC, 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership and 14,661 shares of Class B Common Stock held directly by Greylock Discovery Fund II LLC.

Mr. Bhusri, as a managing member of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own 8,490 shares of Class B Common Stock held directly by Greylock Discovery Fund LLC, 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership and 14,661 shares of Class B Common Stock held directly by Greylock Discovery Fund II LLC.

Mr. Sullivan, as a managing member of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own 8,490 shares of Class B Common Stock held directly by Greylock Discovery Fund LLC, 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership and 14,661 shares of Class B Common Stock held directly by Greylock Discovery Fund II LLC.

Mr. Sze, as a managing member of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own 8,490 shares of Class B Common Stock held directly by Greylock Discovery Fund LLC, 18,871,388 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, 1,698,985 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership and 14,661 shares of Class B Common Stock held directly by Greylock Discovery Fund II LLC.

Mr. Hoffman, as a managing member of Greylock XIV GP LLC, may be deemed to beneficially own 14,661 shares of Class B Common Stock held directly by Greylock Discovery Fund II LLC.

Greylock 16 Limited Partnership directly owns 8,943,364 shares of Class A Common Stock, which represents approximately 5.83% of the outstanding Common Stock.

Greylock 16-A Limited Partnership directly owns 317,987 shares of Class A Common Stock, which represents approximately 0.21% of the outstanding Common Stock.

Greylock 16 Principals Limited Partnership directly owns 675,721 shares of Class A Common Stock, which represents approximately 0.44% of the outstanding Common Stock.

Greylock 16 GP LLC owns 9,937,072 shares of Class A Common Stock, consisting of (i) 8,943,364 shares of Class A Common Stock held directly by Greylock 16 Limited Partnership, (ii) 317,987 shares of Class A Common Stock held directly by Greylock 16-A Limited Partnership, and (iii) 675,721 shares of Class A Common Stock held directly by Greylock 16 Principals Limited Partnership, which represents approximately 6.47% of the outstanding Common Stock. Greylock 16 GP LLC is the general partner of Greylock 16 Limited Partnership, Greylock 16-A Limited Partnership and Greylock 16 Principals Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock 16 Limited Partnership, Greylock 16-A Limited Partnership and Greylock 16 Principals Limited Partnership.

(c) Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Persons is set forth in Annex I of this Schedule 13D.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 16, 2022

GREYLOCK DISCOVERY FUND LLC

By:	Greylock XIII Limited Partnership
By:	Greylock XIII GP LLC, its General Partner

By:	/s/ Donald A. Sullivan
	By:	Donald A. Sullivan
Administrative Partner

GREYLOCK XIII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

By:	/s/ William W. Helman
William W. Helman, Managing Member

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII LIMITED
PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII-A LIMITED
PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing
Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing
Member

	By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK DISCOVERY FUND II LLC

By:	Greylock XIV Limited Partnership
By:	Greylock XIV GP LLC, its General
Partner

By:	/s/ Donald A. Sullivan
By: Donald A. Sullivan
Administrative Partner

GREYLOCK XIV GP LLC

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

	By:	/s/ Reid Hoffman
Reid Hoffman, Managing Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

/s/ David Sze
David Sze

/s/ Reid Hoffman
Reid Hoffman

GREYLOCK 16 LIMITED PARTNERSHIP
GREYLOCK 16-A LIMITED PARTNERSHIP
GREYLOCK 16 PRINCIPALS LIMITED PARTNERSHIP

By: Greylock 16 GP LLC, its General Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan
Administrative Partner